Egan-Jones
RATINGS

# Egan-Jones Ratings Company ("EJR")

## Organizational Structure Chart

As of March 12th, 2025

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Egan-Jones
RATINGS



Board of Directors
Designated Compliance Officer, Chief Risk Officer (2)
Internal Audit (This function is currently outsourced)
CEO
Ratings Review & Policy Committee
Ratings and Quality (1)
Operations, Ratings (3)
Compliance
Internal Control and Quality
Accounting
General Counsel
Sales and Marketing
Proxy
Information Technology
Operations
Human Resources
Methodology and Model Development
Rating Production

(1) The Ratings Quality group reports directly to the independent members of the Board of Directors. For certain administrative items, the Ratings Quality group may report to other members of senior management.

(2) The Designated Compliance Officer ("DCO") and Chief Risk Officer reports directly to the independent members of the Board of Directors. For certain administrative items, the DCO reports to CEO.

(3) The Chief Operating Officer ("COO") reports directly to the independent members of the Board of Directors. For certain administrative items, the COO may report to other members of senior management.

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